Registration No. 333-157418

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM T-1

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2)          ☒

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

(Exact name of trustee as specified in its charter)

95-3571558
(State of incorporation if not a U.S. national bank)	(I.R.S. employer identification no.)

700 South Flower Street Suite 500 Los Angeles, California	90017
(Address of principal executive offices)	(Zip code)

CNH EQUIPMENT TRUST 2009-C

(Exact name of obligor as specified in its charter)

Delaware	27-6283266
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

c/o Wilmington Trust Company 1100 North Market Street Wilmington, Delaware	19890
(Address of principal executive offices)	(Zip code)

Asset-Backed Notes

(Title of the indenture securities)

1.                                         General information.  Furnish the following information as to the trustee:

(a)                                 Name and address of each examining or supervising authority to which it is subject.

Name	Address

Comptroller of the Currency United States Department of the Treasury	Washington, D.C. 20219

Federal Reserve Bank	San Francisco, California 94105

Federal Deposit Insurance Corporation	Washington, D.C. 20429

(b)                                 Whether it is authorized to exercise corporate trust powers.

Yes.

2.                                      Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

3. - 15.           Not applicable.

16.                               List of Exhibits.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the “Act”) and 17 C.F.R. 229.10(d).

1.                                      A copy of the articles of association of The Bank of New York Mellon Trust Company, N.A., formerly known as The  Bank of New York Trust Company, N.A. (Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121948).

2.                                      A copy of certificate of authority of the trustee to commence business. (Exhibit 2 to Form T-1 filed with Registration Statement No. 333-121948).

3.                                      A copy of the authorization of the trustee to exercise corporate trust powers. (Exhibit 3 to Form T-1 filed with Registration Statement No. 333-121948).

4.                                      A copy of the existing by-laws of the trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-121948).

5.                                      The consent of the trustee required by Section 321(b) of the Act. (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-121948).

6.                                      A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

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SIGNATURE

Pursuant to the requirements of the Act, the trustee, The Bank of New York Mellon Trust Company, N.A., a banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of Chicago, and State of Illinois, on the  29th day of October, 2009.

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

By:	/s/ Robert Castle
Name:	Robert Castle
Title:	Vice President

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Exhibit 6

REPORT OF CONDITION

Consolidating domestic subsidiaries of

The Bank of New York Mellon Trust Company N.A.

in the state of CA at close of business on June 30, 2009

published in response to call made by (Enter additional Information below)

Statement of Resources and Liabilities

	Dollar Amounts In Thousands
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		4,627
Interest-bearing balances		111,263
Securities:
Held-to-maturity securities		22
Available-for-sale securities		492,259
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold		0
Securities purchased under agreements to resell		0
Loans and lease financing receivables:
Loans and leases held for sale		0
Loans and leases, net of unearned income	0
LESS: Allowance for loan and lease losses	0
Loans and leases, net of unearned income and allowance		0
Trading Assets		0
Premises and fixed assets (including capitalized leases)		11,783
Other real estate owned		0
Investments in unconsolidated subsidiaries and associated companies		1
Direct and indirect investments in real estate ventures		0
Intangible assets:
Goodwill		876,153
Other intangible assets		258,262
Other assets		157,588
Total assets		1,911,958

REPORT OF CONDITION (Continued)

	Dollar Amounts in Thousands
LIABILITIES
Deposits:
In domestic offices		599
Noninterest-bearing	599
Interest-bearing	0
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased		0
Securities sold under agreements to repurchase		0
Trading liabilities		0
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)		268,691
Subordinated notes and debentures		0
Other liabilities		195,831
Total liabilities		465,121

EQUITY CAPITAL
Bank Equity Capital
Perpetual preferred stock and related surplus		0
Common stock		1,000
Surplus (exclude all surplus related to preferred stock)		1,121,520
Retained earnings		321,726
Accumulated other comprehensive income		2,591
Other equity capital components		0
Total bank equity capital		1,446,837
Minority interest in consolidated subsidiaries		0
Total equity capital		1,446,837
Total liabilities, minority interest, and equity capital		1,911,958

We, the undersigned directors, attest to the correctness of this statement of resources and liabilities. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

I, Karen Bayz, Managing Director /s/ Karen Bayz
(Name, Title)
of the above named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.

Director #1 Troy Kilpatrick, Managing Director	/s/ Troy Kilpatrick

Director #2 Frank Sulzberger, Managing Director	/s/ Frank Sulzberger

Director #3 William Lindelof, Managing Director	/s/ William Lindelof